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[LOGO OF MERRILL LYNCH]]

                                               Merrill Lynch Investment
                                               Managers, LP
                                               Princeton Services, Inc.
                                               General Partner

                                               Administrative Offices
                                               800 Scudders Mill Road
                                               Plainsboro, New Jersey 08536

                                               Mailing address:
                                               P.O. Box 9011
                                               Princeton, New Jersey 08543-9011

VIA ELECTRONIC FILING
---------------------

March 10, 2004

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Master Inflation Protected Trust (the "Registrant")
                  File No. 333-113112
                  Registration Statement Withdrawal
                  --------------------------------------------------------

Commissioners:

     Pursuant to Rule 477 of the Securities Act of 1933, we request withdrawal of the registration statement on Form N-1A filed by the registrant under the Securities Act.

     The Registrant's registration statement on Form N-1A was filed through EDGAR on February 26, 2004. The filing was prepared as an Investment Company Act-only registration statement, and the facing sheet of the filing indicates that it is being filed only under that Act. Through inadvertence, the EDGAR filing header included a reference to the Securities Act as well as to the Investment Company Act, and, as a result, the filing was recorded on EDGAR as having been made under both Acts. Insofar as the filing represents a filing under the Securities Act, we respectfully request its withdrawal.

     The Registrant intends to remain active as a registered investment company in accordance with its Investment Company Act registration (File No. 811-21518) and to comply with all provisions of the Investment Company Act. It is structured as a master fund and its shares will be offered in non-public offerings to one or more feeder funds. The Registrant does not intend to make a public offering of its shares, and has not made any offering or sale of its shares requiring registration under the Securities Act.

     Please call (609) 282-0985 if you have questions or if you require further information.


                                    Sincerely,

                                    Master Inflation Protected Trust

                                    By: /s/  Frank Viola
                                        -------------------------------
                                           Frank Viola
                                           Vice President
                                           Master Inflation Protected Trust